Correspondence


                           LAW OFFICE OF GARY A. AGRON
                           5445 DTC Parkway, Suite 520
                        Greenwood Village, Colorado 80111
                            Telephone: (303) 770-7254
                            Facsimile: (303) 770-7257
                                gaa@agronlaw.com

                                  July 27, 2009


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:      Retrospettiva, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2008
         Filed April 15, 2009
         File Number 001-13101

Attn:    Raquel Howard

Dear Ms. Howard:

     In response to the Staff's comment letter dated May 8, 2009 in connection with Retrospettiva, Inc. (the "Company"), please be advised as follows:

     1. We will amend our Form 10-K to indicate that in Management's opinion, our disclosure and controls were not effective as of the end of the period covered by the report (December 31, 2008).

     2. We will include a statement in all future filings in substantially the form set forth in the Staff's comment 2 to us.

     3. We will file a Form 8-K changing our accountants from AJ Robbins, PC to Schumacher & Associates, Inc..

     Our amended Form 10-K and our Form 8-K will be filed over Edgar within ten
(10) business days from the date of this letter.

                                                     Very truly yours,


                                                     /s/ Gary A. Agron
                                                     -----------------
                                                     Gary A. Agron